Exhibit 99.1

Luxoft Acquires Radius Inc., a Next Generation Technology Solution Provider Focused on IoT

NEW YORK, NY  October 6, 2014—(BUSINESS WIRE)—Luxoft Holding, Inc (NYSE:LXFT US), a leading provider of software development services and innovative IT solutions to a global client base, today announced that it has acquired Radius Inc., a U.S.- based solution provider focused on the growing Internet of Things (IoT) industry.  Radius delivers modern enterprise solutions across mobile, cloud, data and application programming interface (API) technologies for select Fortune 500 clients to help them capture, manage, and gain value from their growing volume of enterprise data.

Earlier this year Luxoft launched a Center of Excellence focused on developing expertise and solutions related to IoT. According to recent research from International Data Corporation (IDC), “a transformation is underway that will see the worldwide market for IoT solutions grow from $1.9 trillion in 2013 to $7.1 trillion in 2020.”(i) A large portion of this change in the worldwide market size can be attributed to the growth in the number of smart devices.  Enterprises are looking to leverage the ability to unlock the value of data generated by numerous devices that now have the ability to connect to one another and to cloud-based services via wireless connectivity.

“We consider the acquisition of Radius to be instrumental to further differentiation and development of our company as an innovation driven provider of complex services and solutions,” said Luxoft CEO and President Dmitry Loschinin. “The subject of IoT is a very new concept which we believe has a tremendous potential for large and small enterprises around the world.  Radius is a fast growing company with advanced engineering expertise and impressive client base of Fortune 500 accounts, both of which are complementary to Luxoft.  We are excited about this opportunity, which allows us to expand cross-vertical, end-to-end offerings we bring to our clients globally.”

Being a new concept, IoT creates numerous challenges for its participants and gives rise to opportunities.  In its recent press release, The Internet of Things Is Poised to Change Everything, IDC states that “vendors and enterprises have numerous hurdles ahead such as a lack of standards, scalability and a young application ecosystem. Meanwhile, end customers aren’t aware of the possibilities yet.”  (ii) Luxoft should now be positioned to educate its clients on the subject of IoT overall, execute the related services and to address these hurdles.

Michael Minkevich, Luxoft’s Vice President of Technology Services and the head of Luxoft’s Menlo Park, CA office, added, “It is quite startling to think about the wealth of valuable information that is still held captive within connected appliances, wearables, industrial sensors and other smart devices. We believe that effective application of IoT analytics to operational, industrial and even financial data has the potential to make a vital difference in improving efficiency and effectiveness with which enterprises run today.  And that is what Luxoft has always been about — making a difference and impacting business outcomes of our clients to ultimately benefit their end customers.”

The Radius technology team and solution portfolio  will bring in-depth technical capability that is complementary to Luxoft’s current technology profile.  Luxoft will now have the ability to offer specialty expertise around sensor data acquisition, real-time analytics and modern cloud platforms. Further, IoT-related domain knowledge will create enhanced productivity and time-to-market for Luxoft’s existing clients in automotive, energy, technology and telecom verticals.

About Luxoft

Luxoft Holding, Inc (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 18 dedicated delivery centers worldwide. It has over 7,700 employees across 22 offices in 14 countries in North America, Mexico, Western and Eastern Europe, and Asia Pacific. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

About Radius Inc.

Radius Inc. is a next-generation technology solution provider company focused on the growing Internet of Things industry. With the global population of connected devices set to surpass 200 billion within the next decade, Radius combines strategic analysis with technical innovation across mobile, cloud, data and API platforms to architect custom software solutions for Fortune 500 clients around the world. Through these solutions, Radius helps customers capture, manage, and extract value from their growing volume of enterprise data. Radius was founded in 2009 and is headquartered in Kirkland, Washington. Learn more at http://insideradius.com/.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended March 31, 2014 and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contacts

Luxoft Holding, Inc
Alina V. Plaia, +1 212-964-9900 ext. 2404
Vice-President, Global Communications
IR@luxoft.com
or
Patrick R. Corcoran, +1 212-964-9900 ext. 2453
Manager, Public Relations
pcorcoran@luxoft.com

(i) International Data Corporation (IDC),

The Internet of Things Moves Beyond the Buzz: Worldwide Market Forecast to Exceed $7 Trillion by 2020, IDC Says, June 03, 2014.

(ii) International Data Corporation (IDC), The Internet of Things Is Poised to Change Everything, Says IDC, October 03, 2013.